# SCHEDULE 13G

## EXHIBIT A

### RELEVANT SUBSIDIARIES AND MEMBERS OF FILING GROUP

PARENT HOLDING COMPANIES OR CONTROL PERSONS:

Warren E. Buffett (an individual who may be deemed to control Berkshire Hathaway Inc.)

Berkshire Hathaway Inc.

INSURANCE COMPANIES AS DEFINED IN SECTION 3(a)(19) OF THE ACT:

National Indemnity Company

**SCHEDULE 13G**

**EXHIBIT B**

**JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)**

The undersigned persons hereby agree that reports on Schedule 13G, and amendments thereto, with respect to the Common Stock of Delta Air Lines, Inc. may be filed in a single statement on behalf of each of such persons, and further, each of such persons designates Warren E. Buffett as its agent and Attorney-in-Fact for the purpose of executing any and all Schedule 13G filings required to be made by it with the Securities and Exchange Commission.

Dated: August 14, 2026 /s/ Warren E. Buffett
Warren E. Buffett

Berkshire Hathaway Inc.

Dated: August 14, 2026 /s/ Warren E. Buffett
By: Warren E. Buffett
Title: Chairman of the Board

National Indemnity Company

Dated: August 14, 2026 /s/ Zachary R. Royse
By: Zachary R. Royse
Title: Treasurer